Exhibit 99.6

www.rpacan.com

Grant A. Malensek

I, Grant A. Malensek, P.Eng., P.Geo., as an author of this report entitled “Technical Report on the Siembra Minera Project, Bolivar State, Venezuela” prepared for GR Engineering (Barbados), and dated March 16, 2018, do hereby certify that:

1.    I am Principal Engineer - Valuations with Roscoe Postle Associates Inc. of Suite 505, 143 Union Boulevard, Lakewood, CO, USA 80227.

2.    I am a graduate of University of British Columbia, Vancouver Canada in 1987 with a Bachelor’s degree in Geological Sciences.  In addition, I have obtained a Master of Engineering in Geological Engineering from the Colorado School of Mines in 1997 and a Graduate Business Certificate in Finance from the University of Denver – Daniels College of Business in 2011.

3.    I am registered as a Professional Engineer/Geologist in the Province of British Columbia (Licence# 23905).  I have worked as a mining engineer/geologist for a total of 22 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•         Numerous mining project technical-economic modeling assignments.

•         Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements

•         I have worked for operating entities, including Rio Tinto Group, Freeport McMoRan Copper and Gold Inc., and Newmont Mining Company on a variety of exploration and advanced development projects as well as operations in a number of countries.

4.    I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.       I did not visit the Siembra Minera Project.

6.    I am responsible for Sections 19 and 22 and collaborated with my co-authors on Sections 1 and 21 of the Technical Report.

7.    I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.    I have had no prior involvement with the property that is the subject of the Technical Report.

9.    I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.  At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report sections for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 16th day of March, 2018

(Signed and Sealed) “Grant Malensek”

Grant A. Malensek, P.Eng., P.Geo